Exhibit 1

May 25, 2004

Dear Talisman shareholder:

In March of this year, Talisman Energy Inc. announced plans to implement a three-for-one division, or 'share split' of its issued and outstanding common shares.  The share split affects Talisman shareholders of record at the close of business on May 19, 2004.  The share split is being effected to encourage greater market liquidity and wider distribution among retail investors, as a lower share price makes a board lot (100 shares) more affordable.

Enclosed is a share certificate representing the additional Talisman common shares to which you are entitled as a result of the share split.  DO NOT DESTROY YOUR EXISTING CERTIFICATE(S) OF TALISMAN ENERGY INC. COMMON SHARES.  Existing share certificates are still valid and represent the number of common shares indicated.  The enclosed additional certificate, together with the certificate(s) already in your possession, represent the total number of common shares of Talisman Energy Inc. now registered in your name after giving effect to the share split.

The Company also recently announced a semi-annual dividend of $0.15 per split share payable on June 30, 2004 to shareholders of record at the close of business on June 4, 2004.  This amount represents a 12.5% increase from the previous semi-annual dividend the Company paid on its common shares.

If you have any questions regarding your shareholdings, you may contact Talisman Energy Inc.'s transfer agent, Computershare Trust Company of Canada by e-mail at service@computershare.com, or by calling toll free 1-8 77-982-8771 ..

We look forward to your continued support.

Sincerely yours,

"M. Jacqueline Sheppard"

M. Jacqueline Sheppard

Executive Vice-President, Corporate and Legal,

and Corporate Secretary